UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Ironwood Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

46333X108
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 46333X108	Page 2 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 845,000
	8	SHARED VOTING POWER 8,647,200
	9	SOLE DISPOSITIVE POWER 845,000
	10	SHARED DISPOSITIVE POWER 8,647,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,492,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 46333X108	Page 3 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,492,200
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,492,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,492,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 46333X108	Page 4 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,477,200
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,477,200
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.88%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 46333X108	Page 5 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,380,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,380,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.89%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 46333X108	Page 6 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,183,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 46333X108	Page 7 of 13 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Athena Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,607,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,607,000
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,607,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 46333X108	Page 8 of 13 Pages
SCHEDULE 13D
Item 1.            Security and Issuer.
This statement relates to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Ironwood Pharmaceuticals, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 301 Binney Street, Cambridge, MA 02142.
Item 2.  Identity and Background.
The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”), Sarissa Capital Athena Fund Ltd, a Cayman Islands exempted company (“Sarissa Athena”), and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of (i) each of Sarissa Capital, Sarissa Catapult, Sarissa Hawkeye and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830 and (ii) each of Sarissa Offshore and Sarissa Athena is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Sarissa Capital’s principal business is serving as investment advisor to private investment funds (such funds, the “Sarissa Funds”), including Sarissa Offshore, Sarissa Catapult, Sarissa Hawkeye and Sarissa Athena.  The ultimate general partner of each of Sarissa Capital, Sarissa Offshore and Sarissa Hawkeye and the managing member of Sarissa Catapult is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
The aggregate purchase price for the Share acquisitions reported on this Schedule 13D by the Reporting Persons was approximately $20,468,889 (including commissions), in the aggregate.  The source of funding for these Shares was the general working capital of the respective purchasers.
Item 4.  Purpose of Transaction.
The Reporting Persons purchased the Shares as they believe the Shares are undervalued.  The Reporting Persons view the recent spinoff of the Issuer’s R&D business, as had been proposed by the Reporting Persons to the Issuer, as a good first step towards creating shareholder value while preserving strategic optionality.  The Reporting Persons continue to believe that the Issuer’s efforts to commercialize in primary care are significantly subscale and that the Issuer will continue to destroy shareholder value with its current business model.  The Reporting Persons are excited about the potential of Linzess, which is the clear market leader in the large and growing indications of chronic constipation and irritable bowel syndrome.  The Issuer should realize the shareholder value that could be created by shifting its efforts to commercialize in primary care to a company already at scale in primary care.

CUSIP No. 46333X108	Page 9 of 13 Pages
SCHEDULE 13D
The Reporting Persons reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,492,200 Shares representing approximately 6.10% of the Issuer’s outstanding Shares (based upon the 155,621,305 Shares stated to be outstanding as of April 30, 2019 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 2, 2019).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 4,477,200 Shares.  Sarissa Catapult has sole voting power and sole dispositive power with regard to 1,380,000 Shares.  Sarissa Hawkeye has sole voting power and sole dispositive power with regard to 1,183,000 Shares.  Sarissa Athena has sole voting power and sole dispositive power with regard to 1,607,000 Shares.  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 8,647,200 Shares held by the Sarissa Funds and the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) an additional 845,000 Shares held by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of each of Sarissa Offshore and Sarissa Hawkeye and the managing member of Sarissa Catapult, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,492,200 Shares, in the aggregate, held by Sarissa Capital and the Sarissa Funds.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 16, 2019.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Sarissa Athena	April 26, 2019	150,000	12.20
Sarissa Athena	April 29, 2019	15,000	12.23
Sarissa Athena	April 30, 2019	70,000	12.15
Sarissa Athena	May 6, 2019	20,000	10.55
Sarissa Athena	May 6, 2019	46,200	10.49
Sarissa Athena	May 6, 2019	60,000	10.54
Sarissa Athena	May 7, 2019	120,000	10.42
Sarissa Athena	May 7, 2019	153,800	10.40
Sarissa Athena	May 8, 2019	48,000	10.51
Sarissa Athena	May 8, 2019	32,000	10.51

CUSIP No. 46333X108	Page 10 of 13 Pages
SCHEDULE 13D

Sarissa Athena	May 9, 2019	40,000	10.79
Sarissa Athena	May 9, 2019	16,000	10.79
Sarissa Athena	May 9, 2019	24,000	10.53
Sarissa Athena	May 10, 2019	140,000	10.52
Sarissa Athena	May 10, 2019	20,000	10.57
Sarissa Athena	May 13, 2019	180,000	10.07
Sarissa Athena	May 13, 2019	40,000	9.90
Sarissa Athena	May 14, 2019	80,000	9.81
Sarissa Athena	May 14, 2019	160,000	9.91
Sarissa Athena	May 14, 2019	80,000	9.86
Sarissa Athena	May 15, 2019	8,000	9.71
Sarissa Athena	May 16, 2019	64,000	10.00
Sarissa Athena	May 16, 2019	40,000	9.98

Sarissa Hawkeye	May 6, 2019	5,000	10.55
Sarissa Hawkeye	May 6, 2019	11,500	10.49
Sarissa Hawkeye	May 6, 2019	15,000	10.54
Sarissa Hawkeye	May 7, 2019	30,000	10.42
Sarissa Hawkeye	May 7, 2019	38,500	10.40
Sarissa Hawkeye	May 8, 2019	12,000	10.51
Sarissa Hawkeye	May 8, 2019	8,000	10.51
Sarissa Hawkeye	May 9, 2019	10,000	10.79
Sarissa Hawkeye	May 9, 2019	4,000	10.79
Sarissa Hawkeye	May 9, 2019	6,000	10.53
Sarissa Hawkeye	May 10, 2019	35,000	10.52
Sarissa Hawkeye	May 10, 2019	5,000	10.57
Sarissa Hawkeye	May 13, 2019	45,000	10.07
Sarissa Hawkeye	May 13, 2019	10,000	9.90
Sarissa Hawkeye	May 14, 2019	20,000	9.81
Sarissa Hawkeye	May 14, 2019	40,000	9.91
Sarissa Hawkeye	May 14, 2019	20,000	9.86
Sarissa Hawkeye	May 15, 2019	2,000	9.71
Sarissa Hawkeye	May 16, 2019	16,000	10.00
Sarissa Hawkeye	May 16, 2019	10,000	9.98

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

1          Joint Filing Agreement of the Reporting Persons

CUSIP No. 46333X108	Page 11 of 13 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2019

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL ATHENA FUND LTD

By:	/s/ Alexander J. Denner, Ph.D.
Name: Alexander J. Denner, Ph.D.
Title: Director

/s/Alexander J. Denner, Ph.D.
Alexander J. Denner, Ph.D.